The business integration described in this press release involves securities of a foreign company.  The business integration is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

January 16, 2019

To whom it may concern:

Company Name: Fukuoka Financial Group, Inc.
Representative: Takashige Shibato, President
Head Office: 8-3, Otemon 1 chome, Chuo-ku, Fukuoka
(Code No. 8354 TSE First Section, FSE)
Contact: Masahiro Fujii, General Manager, Corporate Planning Division
(Phone +81-92-723-2502)

Notice concerning the Granting of Voting Rights to Shareholders Who Will Acquire Shares After Record Date and Application of Shareholder Benefit Plan to Such Shareholders in Relation to Business Integration with The Eighteenth Bank, Limited

Fukuoka Financial Group, Inc. (the “Company”) announces that, by the resolution of its board of directors, it has determined to grant voting rights at the ordinary general meeting of shareholders to be held in June 2019 (hereinafter referred to as the “Ordinary Shareholders Meeting”) to shareholders of The Eighteenth Bank, Limited (hereinafter referred to as “Eighteenth Bank”) who will acquire the Company’s shares of common stock through share exchanges (hereinafter referred to as the “Share Exchanges”) between the Company and Eighteenth Bank after the record date for voting rights at the Ordinary Shareholders Meeting.  The Company will grant the voting rights on the condition that the amendment of the articles of incorporation of Eighteenth Bank to remove the provision concerning the record date for the exercise of voting rights at general meetings of shareholders will become effective and the Share Exchange will become effective.  The details of the resolved matters are as stated below.

In relation to the Shareholder Benefit Plan that the Company has implemented, the Company also announces that it has determined to allocate benefits under its Shareholder Benefit Plan to shareholders of Eighteenth Bank who will acquire shares of common stock of the Company through the Share Exchanges, if such shareholders satisfy certain conditions.

1. Granting of Voting Rights
(1) Shares for Which Voting Rights Are Granted
The Company’s shares of common stock to be delivered through the Share Exchanges
(Reference)
The number of the Company’s shares of common stock to be delivered through the Share Exchanges:          19,189,032 shares (scheduled)
(Note)
The above number of the Company’s shares of common stock to be delivered through the Share Exchanges has been calculated based on: (i) the total number of issued and outstanding shares of common stock of Eighteenth Bank as of September 30, 2018 (17,371,711 shares) and (ii) the number of treasury shares held by Eighteenth Bank as of September 30, 2018 that are planned to be cancelled before the Share Exchanges become effective (238,646 shares) (*); however, such number may fluctuate.

* The total number of issued and outstanding shares of common stock of Eighteenth Bank and the number of treasury shares held by Eighteenth Bank as of September 30, 2018 are calculated on the assumption that the reverse stock split of Eighteenth Bank, which was actually implemented as of October 1, 2018 (one-for-ten reverse stock split of common stock), was implemented as of September 30, 2018.

(2) Reason for Granting Voting Rights
As announced in the “Final Agreement on Business Integration by way of Share Exchange between Fukuoka Financial Group, Inc. and The Eighteenth Bank, Limited”  dated  October 30,  2018,  the Company intends to implement the Share Exchanges to make the Company the wholly-owning parent company and Eighteenth Bank the wholly-owned subsidiary on April 1, 2019, as the effective date.

Therefore, the Company has determined that it is consistent with the purport of the Share Exchanges to also grant voting rights to Eighteenth Bank’s shareholders acquiring the Company’s shares of common stock through the Share Exchanges.  Accordingly, pursuant to Article 124, Paragraph 4 of the Companies Act, the Company has decided to also grant voting rights to those shareholders who will acquire the Company’s shares of common stock after the record date for voting rights at the Ordinary Shareholders Meeting (March 31, 2019) through the Share Exchanges.

The grant of voting rights is in accordance with Article 10 of the Share Exchange Agreement dated October 30, 2018, executed between the Company and Eighteenth Bank.

2. Shareholder Benefit Plan
The Company has implemented the Shareholder Benefit Plan to express its appreciation for the support of its shareholders.  This time, the Company has determined to allocate benefits under the Shareholder Benefit Plan to the shareholders of Eighteenth Bank who will hold 200 shares or more of common stock of the Company as a result of the Share Exchanges and who continue to hold the shares of the Company or Eighteenth Bank for one year or more in total to express appreciation to such shareholders for their longtime support of Eighteenth Bank and to ask for their continued support of the Company’s group.

Details of the Shareholder Benefit Plan will be announced separately on the Company’s website, etc. at a later date.

<Reference: Targets under the current Shareholder Benefit Plan>

Shareholders who satisfy the following two criteria:

-	being registered in the shareholder registry as of March 31 of the relevant year, in which it is registered that he or she holds 200 shares or more of common stock of the Company; and

-	continuing to hold such shares for one year or more.

End of document

<Contact for inquiries regarding this matter> General Affairs Group, General Affairs Division: Phone +81-92-723-2338